U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
 Investment Company Act of 1940

(Print or Type Responses)
1.  Name and Address of Reporting Person*
    Pequot Capital Management, Inc.
    500 Nyala Farm Road
    Westport,   CT     06880

2.  Date of Event Requiring Statement
    10/15/99

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol
 FutureLink Distribution Corp.
     FLNK

5.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
       (  )  Director                     (  )10% Owner
       (  )  Officer (give title below)   (X) Other (specify below)(1)

6.   If Amendment, Date of Original


7.   Individual or Joint/Group Filing (Check Applicable Line)
(X)   Form filed by One Reporting Person
(  )    Form filed by More than One Reporting Person
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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.  Title of Security
    (Instr. 3)
    Common Stock, $.001 par value
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2.  Amount of Securities Beneficially Owned
    3,678,646 (2)
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3.  Ownership Form:(Direct (D) or Indirect (I)
    (I)
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4.  Nature of Indirect Beneficial Ownership (Instr. 5)
Investment Adviser
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Table II - Derivative Securities Beneficially Owned
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1.  Title of Derivative Security (Instr. 4)
    Warrants
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2.  Date Exercisable and Expiration Date
     Date Exercisable: Immediate (3)
     Date Expiration:  10/15/04
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3.  Title and Amount of Securities Underlying Derivative Security (Instr. 4)
    Common Stock, $.001 par value, 987,103(2)
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4.  Conversion or Exercise Price of Derivative Security
    $8.50/share
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5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (I)
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6.  Nature of Indirect Beneficial Ownership (Instr. 5)
     Investment Adviser
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Explanation of Responses:
(1) The reporting person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and has voting power and investment power with respect to securities in clients' accounts. Two employees of the reporting person are members of the board of directors of the issuer.
    The reporting person disclaims any obligation to file this report, and this report shall not be deemed an admission that the reporting person is subject to Section 16 with respect either to the issuer or such securities.
(2) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for the purposes of Rule 16a-1(a)(1) or (a)(2) or for any other purposes.

/s/ David J. Malat                           10/25/99
    **Signature of Reporting Person          Date

* Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15. U.S.C. 78ff(a).